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Joseph L. Johnson III, Esq. T: 617.570.1633 F: 617.523.1231 email: jjohnson@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

April 18, 2011

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mellissa Campbell Duru Special Counsel Office of Mergers & Acquisitions
Re:	Mac-Gray Corporation Preliminary Proxy Statement Filed March 25, 2011 File No. 001-13495

Ladies and Gentlemen:

        This letter is submitted on behalf of Mac-Gray Corporation (the "Company"), in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") in your letter of April 15, 2011 to Joseph L. Johnson III of Goodwin Procter LLP (the "Comment Letter") regarding the Company's Preliminary Proxy Statement on Schedule 14A filed March 25, 2011 (the "Proxy Statement"). The Company is concurrently filing Amendment No. 1 to the Proxy Statement, which includes changes that reflect responses to the Staff's comments.

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we will supplementally provide the Staff with three (3) copies of Amendment No. 1 to the Proxy Statement which have been marked to show the changes from the Proxy Statement.

        The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

General

1.
Please revise your notice to highlight the recommendation you are making to shareholders in light of the fact that the election is being contested by TUC Investor Value Creation Group, LLC, et al. or the "Kovler Group". Also, supplement your disclosure on the means of revocation available to shareholders and the effect of sending in a later dated WHITE proxy card given the contested nature of the election.

  Response 1:    The Company acknowledges the Staff's comment and confirms it has revised disclosure in the notice section of the Proxy Statement to highlight the Board's recommendation. The Company has also added supplemental disclosure in the notice section and on page 3 of the Proxy Statement on the means of revocation available to shareholders and the effect of sending in a later dated WHITE proxy card given the contested nature of the election.

2.
It appears that you intend to solicit proxies by mail, telephone, facsimile, other electronic means or other methods of communication. Consistent with Item 4(b)(1) of Schedule 14A, please clarify all other means, inclusive of the Internet press releases and/or electronic means that will be used to solicit proxies. See our comments below.

  Response 2:    The Company acknowledges the Staff's comment and confirms it has revised the disclosure on page 1 of the Proxy Statement to address the comment, consistent with Item 4(b)(1) of Schedule 14A.

3.
Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding

  Response 3:    The Company acknowledges the Staff's comment and confirms it understands that all written soliciting materials must be filed under the cover of Schedule 14A on the date of first use consistent with Rule 14a-6(b) and (c).

4.
Further to our comments above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6, 14a-9 and 14a-12 for any such online communications.

  Response 4:    The Company acknowledges the Staff's comment and confirms it does not intend to solicit via chat rooms. The Company intends to solicit proxies via its website, www.mac-gray.com, and www.cesvote.com, and will comply with Rules 14a-6, 14a-9 and 14a-12 for any such online communications.

Voting Securities of the Company, page 2

5.
You indicate that brokers will not have discretionary authority to vote the shareholder's shares of common stock on any of the items on the agenda except proposal No. 6, ratification of the appointment of PricewaterhouseCoopers LLP. It is our understanding that in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please provide support for your assertion, or revise your disclosure as necessary.

  Response 5:    The Company acknowledges the Staff's comment and confirms that it has made deletions on page 2 of the Proxy Statement in accordance therewith.

Proposal 1, page 3

6.
Your disclosure throughout the proxy statement is silent on the recommendation you are making with respect to the Kovler Nominees. You also indicate that each of Messrs. Kovler, Drexler and Soenen "consented to be named" as a nominee in your proxy statement. Further, you disclose that shareholders cannot vote for the Kovler Nominees using the WHITE card or for company nominees on any card sent by Benjamin Kovler. In total, your disclosure may create some ambiguity as to whether you are soliciting for any of the Kovler nominees. Please revise to clarify throughout, if true, that you are soliciting solely for the company's nominees named in your proxy statement.

  Response 6:    The Company acknowledges the Staff's comment and confirms that it has made deletions and insertions on pages 2 and 3 of the Proxy Statement to clarify that the Company is soliciting solely for the Company's nominees.

Appendix A

7.
Please include information as of the most reasonable practicable date. For example, as may be appropriate, revise to update information required by Item 5(b) of Schedule 14A.

  Response 7:    The Company acknowledges the Staff's comment and confirms that the information set forth in Appendix A of the Proxy Statement is as of April 4, 2011, which is the most reasonable practicable date. The Company believes Appendix A discloses as of such date the information required by Item 5(b) of Schedule 14A.

*        *        *

        As requested in the Comment Letter and in connection with its response thereto, the Company has provided, in writing attached hereto as Exhibit A, a statement acknowledging that:

  •
  the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1633.

Very truly yours,

/s/ Joseph L. Johnson III, Esq. Joseph L. Johnson III, Esq.
cc:
Stewart G. McDonald, Chief Executive Officer, Mac-Gray Corporation
Linda A. Serafini, Vice President, General Counsel and Secretary, Mac-Gray Corporation
Robert P. Whalen Jr., Esq., Goodwin Procter LLP

 Exhibit A

April 18, 2011

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mellissa Campbell Duru Special Counsel Office of Mergers & Acquisitions
Re:	Mac-Gray Corporation Preliminary Proxy Statement Filed March 25, 2011 File No. 001-13495

Ladies and Gentlemen:

        This letter is submitted on behalf of Mac-Gray Corporation, (the "Company") in response to the request by the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") in your letter of April 15, 2011 to Joseph L. Johnson III of Goodwin Procter LLP (the "Comment Letter") regarding the Company's Preliminary Proxy Statement on Schedule 14A filed March 25, 2011 (the "Proxy Statement"), that the Company acknowledge various matters in connection therewith. As requested in the Comment Letter, the Company hereby acknowledges, on behalf of itself and the participants, that:

  •
  the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you should have any questions concerning the above acknowledgements, please contact the undersigned at (781) 487-7647.

Sincerely,

/s/ Linda A. Serafini Linda A. Serafini Vice President, General Counsel and Secretary Mac-Gray Corporation
cc:
Stewart G. McDonald, Chief Executive Officer, Mac-Gray Corporation
Joseph L. Johnson III, Esq., Goodwin Procter LLP
Robert P. Whalen Jr., Esq., Goodwin Procter LLP

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Exhibit A